

Mail Stop 3030

December 6, 2016

William Rosellini
Chief Executive Officer
Nexeon MedSystems Inc.
1708 Jaggie Fox Way
Lexington, Kentucky 40511

     Re: Nexeon MedSystems Inc.
               Registration Statement on Form 10
               Filed July 6, 2016
               File No. 000-55655

Dear Mr. Rosellini:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Amanda Ravitz

                               Amanda Ravitz
                               Assistant Director
                               Office of Electronics and Machinery